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                                                                  EXHIBIT (a)(6)

                      [CAPSTEAD MORTGAGE CORPORATION LOGO]

                          8401 NORTH CENTRAL EXPRESSWAY
                                    SUITE 800
                               DALLAS, TEXAS 75225

To Our Stockholders:                                            December 9, 1999

         Capstead Mortgage Corporation (the "Company") is offering to purchase up to 10,000,000 shares of its Common Stock, par value $0.01 per share (the "Common Stock"), from existing stockholders (the "Offer") at a cash purchase price of $4.55 per share, net to the seller, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 1999.

     Any stockholder whose shares are properly tendered directly to Norwest Bank Minnesota, N.A., the depositary for the Offer (the "Depositary"), and purchased pursuant to the Offer, will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales or any fees to PaineWebber Incorporated, the dealer manager for the Offer (the "Dealer Manager"), Corporate Investor Communications, Inc., the information agent for the Offer (the "Information Agent"), or the Depositary. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs apply if shares are tendered through the brokers or banks.

     The terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender shares are also explained in detail in the accompanying materials. Stockholders of record may tender shares by completing the enclosed Letter of Transmittal and all related documents in accordance with the instructions contained in the Letter of Transmittal. Stockholders whose shares of Common Stock are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact that broker, dealer, commercial bank, trust company or nominee to tender shares, as provided in the materials accompanying this letter.

     None of the Company, the Board of Directors of the Company or the Dealer Manager makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares to tender. The directors and executive officers of the Company have agreed not to tender any shares pursuant to the Offer.

     The Offer will expire at 5:00 p.m. New York City time, on January 14, 2000, unless extended by the Company. If you have any questions regarding the Offer or need assistance in tendering shares, please contact the Information Agent or the Dealer Manager. Individual stockholders may reach the Information Agent at (877) 842-2407, and banks and brokerage firms may reach the Information Agent at (210) 896-1900. In addition banks, brokerage firms, and stockholders may contact the Dealer Manager at (888) 559-8850.

                                         Sincerely,

                                         CAPSTEAD MORTGAGE CORPORATION


                                         -------------------------------------
                                         Ronn K. Lytle
                                         Chairman and Chief Executive Officer